UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LifeMD, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

53216B104
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53216B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Divisadero Street Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,737,685

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,737,685

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,737,685[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%[1]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1 As of December 31, 2023, each Reporting Person beneficially owned 1,846,632 shares of the Common Stock, par value $0.01 per share of the Issuer, constituting 4.9% of the Common Stock, par value $0.01 per share outstanding as of such date.

CUSIP No.	53216B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Zolezzi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,737,685

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,737,685

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,737,685[2]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%[2]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

2 As of December 31, 2023, each Reporting Person beneficially owned 1,846,632 shares of the Common Stock, par value $0.01 per share of the Issuer, constituting 4.9% of the Common Stock, par value $0.01 per share outstanding as of such date.

CUSIP No.	53216B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Divisadero Street Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,737,685

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,737,685

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,737,685[3]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%[3]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

3 As of December 31, 2023, each Reporting Person beneficially owned 1,846,632 shares of the Common Stock, par value $0.01 per share of the Issuer, constituting 4.9% of the Common Stock, par value $0.01 per share outstanding as of such date.

CUSIP No.	53216B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Divisadero Street Partners GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,737,685

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,737,685

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,737,685[4]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%[4]

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

4 As of December 31, 2023, each Reporting Person beneficially owned 1,846,632 shares of the Common Stock, par value $0.01 per share of the Issuer, constituting 4.9% of the Common Stock, par value $0.01 per share outstanding as of such date.

CUSIP No.	53216B104

Item 1.	(a).	Name of Issuer:

LifeMD, Inc.

(b).	Address of issuer's principal executive offices:

236 Fifth Avenue, Suite 400 New York, New York 10001

Item 2.	(a).	Name of person filing:

Divisadero Street Capital Management, LP

Divisadero Street Partners, L.P.

Divisadero Street Partners GP, LLC

William Zolezzi

Divisadero Street Capital Management, LP is the investment adviser to private investment funds, including Divisadero Street Partners, L.P., and Divisadero Street Partners GP, LLC is the general partner of Divisadero Street Partners, L.P. William Zolezzi is the control person of Divisadero Street Capital Management, LP and Divisadero Street Partners GP, LLC. Divisadero Street Capital Management, LP, Divisadero Street Partners, L.P., Divisadero Street Partners GP, LLC, and William Zolezzi (collectively, the “Filers”) are filing this statement jointly, but not as members of a group. Each Filer expressly disclaims membership in a group. Each Filer also disclaims beneficial ownership of the Common Stock, par value $0.01 per share of LifeMD, Inc. except to the extent of that Filer’s pecuniary interest therein. The filing of this Schedule 13G on behalf of Divisadero Street Partners, L.P. should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Common Stock, par value $0.01 per share of LifeMD, Inc. covered by this Schedule 13G.

(b).	Address or principal business office or, if none, residence:

Divisadero Street Capital Management, LP

3480 Main Highway, Suite 204

Miami, FL 33133

Divisadero Street Partners, L.P.

3480 Main Highway, Suite 204

Miami, FL 33133

Divisadero Street Partners GP, LLC

3480 Main Highway, Suite 204

Miami, FL 33133

William Zolezzi

c/o Divisadero Street Capital Management, LP

3480 Main Highway, Suite 204

Miami, FL 33133

(c).	Citizenship:
Divisadero Street Capital Management, LP – Delaware Divisadero Street Partners, L.P. – Delaware Divisadero Street Partners GP, LLC – Delaware William Zolezzi – United States of America

(d).	Title of class of securities:

Common Stock, par value $0.01 per share

(e).	CUSIP No.:

53216B104

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[x]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Divisadero Street Capital Management, LP – 3,737,685 Divisadero Street Partners, L.P. – 3,737,685 Divisadero Street Partners GP, LLC – 3,737,685 William Zolezzi – 3,737,685

(b)	Percent of class:

Divisadero Street Capital Management, LP – 9.8% Divisadero Street Partners, L.P. – 9.8% Divisadero Street Partners GP, LLC – 9.8% William Zolezzi – 9.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Divisadero Street Capital Management, LP – 0 Divisadero Street Partners, L.P. – 0 Divisadero Street Partners GP, LLC – 0 William Zolezzi – 0
(ii)	Shared power to vote or to direct the vote
Divisadero Street Capital Management, LP – 3,737,685 Divisadero Street Partners, L.P. – 3,737,685 Divisadero Street Partners GP, LLC – 3,737,685 William Zolezzi – 3,737,685
(iii)	Sole power to dispose or to direct the disposition of
Divisadero Street Capital Management, LP – 0 Divisadero Street Partners, L.P. – 0 Divisadero Street Partners GP, LLC – 0 William Zolezzi – 0
(iv)	Shared power to dispose or to direct the disposition of
Divisadero Street Capital Management, LP – 3,737,685 Divisadero Street Partners, L.P. – 3,737,685 Divisadero Street Partners GP, LLC – 3,737,685 William Zolezzi – 3,737,685

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are owned by advisory clients of Divisadero Street Capital Management, LP. None of the advisory clients individually own more than 5% of the outstanding Common Stock, par value $0.01 per share of LifeMD, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
(Date)
DIVISADERO STREET CAPITAL MANAGEMENT, LP*

By: Divisadero Street Capital LLC, its general partner

/s/ William Zolezzi
By: William Zolezzi Title: Manager

DIVISADERO STREET PARTNERS, L.P*

By: Divisadero Street Partners GP, LLC, its general partner

/s/ William Zolezzi
By: William Zolezzi Title: Manager

DIVISADERO STREET PARTNERS GP, LLC*

/s/ William Zolezzi
By: William Zolezzi Title: Manager WILLIAM ZOLEZZI* /s/ William Zolezzi

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G and Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Divisadero Street Capital Management, LP, as the undersigned’s true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

February 14, 2024
(Date)
DIVISADERO STREET CAPITAL MANAGEMENT, LP

By: Divisadero Street Capital LLC, its general partner

/s/ William Zolezzi
By: William Zolezzi Title: Manager

DIVISADERO STREET PARTNERS, L.P

By: Divisadero Street Partners GP, LLC, its general partner

/s/ William Zolezzi
By: William Zolezzi Title: Manager

DIVISADERO STREET PARTNERS GP, LLC

/s/ William Zolezzi
By: William Zolezzi Title: Manager

WILLIAM ZOLEZZI

/s/ William Zolezzi